SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 11, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated March 11, 2011, the Company reported that its Board of Directors has decided to reallocate the accountable item which originated the dividend approved by the Ordinary and Extraordinary General Shareholders’ Meeting that took place on December 9, 2010 and that was effectively granted to the shareholders on January 7, 2011, as an anticipated dividend for the present fiscal year.

Also, the Board has considered and approved all the financial reports and documentation in relation to the six month period ended on December 31, 2010, which resulted on realized and liquid profits for that period, in excess to the paid dividend, being all law requirements fulfilled.

Moreover, the Board has decided to call for an Ordinary General Shareholders’ Meeting to be held on April 12, 2011, 01:00 p.m., outside its headquarters in Bolívar 108 1º, City of Buenos Aires, in order to consider the ratification of the aforementioned reallocation performed by the Board.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: March 18, 2011.